Exhibit 3.1

Nabriva Therapeutics Provides Corporate Update

-Company To Focus on Preserving Cash to Fund Orderly Wind Down of Operations-

-Company To Continue Work With Torreya Capital On Asset Monetization-

DUBLIN, Ireland, Jan. 06, 2023 (GLOBE NEWSWIRE) -- Nabriva Therapeutics plc (NASDAQ: NBRV) today announced that, after an assessment of strategic options, its Board of Directors approved a plan to preserve cash in order to adequately fund an orderly wind down of the Company’s operations.

As previously disclosed, the Company engaged Torreya Capital to facilitate the exploration of a range of strategic options, including potential in-licensing or out-licensing of commercial stage assets. While the Company continues to work with Torreya Capital on identifying and evaluating potential strategic options with the goal of maximizing shareholder value, the Company is currently focused on the sale of its existing assets, including Lefamulin and IV Fosfomycin.

To preserve cash in order to adequately fund an orderly wind down and enable a sale of its assets, Nabriva plans to terminate all employees, including officers of the Company, not deemed necessary to execute an orderly wind-down of the Company. Nabriva estimates that it will incur approximately $6.0 million for severance and other employee termination-related costs in the first quarter of 2023. The Company also has terminated its agreement with Amplity Health, the contract sales organization responsible for promoting SIVEXTRO and XENLETA, to preserve cash, but will continue to make both products commercially available. The Company expects to transition responsibility for the promotion and distribution of SIVEXTRO back to Merck & Co. Inc. and terminate that agreement over the coming months. In addition, on January 5, 2023, the Company repaid $4.5 million to Hercules Capital, including principal, accrued and unpaid interest, fees and other expenses, under its loan agreement. Effective at the time of repayment, the Hercules loan agreement was terminated, and Hercules released all security interests held on the assets of the Company and its subsidiaries.

Nabriva’s Board of Directors continues to evaluate alternatives to maximize shareholder value. In the event that the Board of Directors determines that a liquidation and dissolution of the Company pursuant to a Plan of Dissolution to be approved by shareholders is the best method to maximize shareholder value, the Company would file proxy materials with the Securities and Exchange Commission and schedule an extraordinary meeting of its shareholders to seek approval of such a Plan of Dissolution as required.

About Nabriva Therapeutics plc

Nabriva Therapeutics is a biopharmaceutical company engaged in the commercialization and development of innovative anti-infective agents to treat serious infections. Nabriva entered into an exclusive agreement with subsidiaries of Merck & Co. Inc., Kenilworth, N.J., USA to market, sell and distribute SIVEXTRO® (tedizolid phosphate) in the United States and certain of its territories. Nabriva Therapeutics received U.S. Food and Drug Administration approval for XENLETA® (lefamulin injection, lefamulin tablets), the first systemic pleuromutilin antibiotic for community-acquired bacterial pneumonia (CABP). Nabriva Therapeutics is also developing CONTEPO™ (fosfomycin) for injection, a potential first-in-class epoxide antibiotic for complicated urinary tract infections (cUTI), including acute pyelonephritis.

About SIVEXTRO

SIVEXTRO (tedizolid phosphate) was approved by the U.S. Food and Drug Administration in 2014. It is indicated in adults and pediatric patients 12 years of age and older for the treatment of acute bacterial skin and skin structure infections (ABSSSI) caused by susceptible isolates of the following Gram-positive microorganisms: Staphylococcus aureus (including methicillin-resistant (MRSA) and methicillin-susceptible (MSSA) isolates), Streptococcus pyogenes, Streptococcus agalactiae, Streptococcus anginosus group (including Streptococcus anginosus, Streptococcus intermedius and Streptococcus constellatus), and Enterococcus faecalis. To reduce the development of drug-resistant bacteria and maintain the effectiveness of SIVEXTRO and other antibacterial drugs, SIVEXTRO should be used only to treat ABSSSI that are proven or strongly suspected to be caused by susceptible bacteria. When culture and susceptibility information are available, they should be considered in selecting or modifying antibacterial therapy. In the absence of such data, local epidemiology and susceptibility patterns may contribute to the empiric selection of therapy.

About XENLETA

XENLETA (lefamulin) is a first-in-class semi-synthetic pleuromutilin antibiotic for systemic administration in humans discovered and developed by the Nabriva Therapeutics team. It is designed to inhibit the synthesis of bacterial protein, which is required for bacteria to grow. XENLETA’s binding occurs with high affinity, high specificity and at molecular sites that are different than other antibiotic classes. Efficacy of XENLETA was demonstrated in two multicenter, multinational, double-blind, double-dummy, non-inferiority trials assessing a total of 1,289 patients with CABP. In these trials, XENLETA was compared with moxifloxacin and in one trial, moxifloxacin with and without linezolid. Patients who received XENLETA had similar rates of efficacy as those taking moxifloxacin alone or moxifloxacin plus linezolid. The most common adverse reactions associated with XENLETA included diarrhea, nausea, reactions at the injection site, elevated liver enzymes, and vomiting. For more information, please visit www.XENLETA.com.

Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for Nabriva Therapeutics, including but not limited to statements about its ability to identify, assess and execute a strategic transaction, its ability to preserve cash in order to adequately fund an orderly wind down of the Company’s operations, the ability of shareholders and other stakeholders to realize any value or recovery as part of a wind down process, the Company’s workforce reduction and future charges expected to be incurred in connection therewith, the sufficiency of Nabriva Therapeutics’ existing cash resources and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: Nabriva Therapeutics’ ability to continue to pay its obligations in the ordinary course of business as they come due; successfully execute its commercialization plans for XENLETA and SIVEXTRO and whether market demand for XENLETA and SIVEXTRO is consistent with its expectations, Nabriva Therapeutics’ ability to build and maintain a sales force for XENLETA and SIVEXTRO, the content and timing of decisions made by the U.S. Food and Drug Administration and other regulatory authorities, the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or studies in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of CONTEPO for the treatment of cUTI, the extent of business interruptions resulting from the infection causing the COVID-19 outbreak or similar public health crises, the ability to retain and hire key personnel, the availability of adequate additional financing on acceptable terms or at all and such other important factors as are set forth in Nabriva Therapeutics’ annual and quarterly reports and other filings on file with the U.S. Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent Nabriva Therapeutics’ views as of the date of this press release. Nabriva Therapeutics anticipates that subsequent events and developments will cause its views to change. However, while Nabriva Therapeutics may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva Therapeutics’ views as of any date subsequent to the date of this press release.

CONTACT:

For Investors and Media
Kim Anderson
Nabriva Therapeutics plc
ir@nabriva.com